U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of May 2007

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Materials Contained in this Report:

1.	Executive summary of the Japanese-language Annual Securities Report submitted to the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance Japan on March 29, 2007.

2.	Unaudited restated consolidated financial statements for the fiscal years ended December 31, 2005 and 2006 prepared under U.S. GAAP.

3.	Unaudited non-consolidated financial statements for the fiscal years ended December 31, 2005 and 2006 prepared under Japanese GAAP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date: May 30, 2007	By:	/s/ MAHENDRA NEGI
Mahendra Negi
Representative Director, Chief Operating Officer,
Chief Financial Officer and Executive Vice President

Exhibit 1

Japanese-language Annual Securities Report for the fiscal year from January 1, 2006 through December 31, 2006 pursuant to Article 24, Paragraph 1 of the Securities Exchange Act of Japan, submitted to the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance Japan on March 29, 2007, which includes the following:

Part I. Corporate Information

I.	Outline of Company
(1)	History of Changes in Major Business Indices
(2)	History of the Company
(3)	Principal Business
(4)	Change in Subsidiaries and Affiliated Companies
(5)	Number of Employees

II.	The Business
(1)	Operating Results
(2)	Production, Orders and Sales
(3)	Management Issues
(4)	Risk factors
(5)	Material Contracts
(6)	Research and Development
(7)	Discussion and Analysis of Financial Condition and Results of Operation

III.	Property, Plant, and Equipment
(1)	Capital Investment
(2)	Important Property, Plant, and Equipment
(3)	Prospect of Capital Investment

IV.	Conditions of Reporting Company
(1)	Condition of Shares
(2)	Share Repurchases
(3)	Dividend Policy
(4)	Stock Price Trend
(5)	Condition of Directors and Corporate Officers
(6)	Corporate Governance

V.	Financial Statements
(1)	Consolidated Financial Statements
(2)	Unconsolidated Financial Statements

VI.	Share Handling Information

VII.	Reference Materials
(1)	Information on Parent Company
(2)	Other Information

Part II. Information on Guarantors

Audit Reports

Exhibit 2

Unaudited restated consolidated financial statements for the fiscal years ended December 31, 2005 and 2006 prepared under U.S. GAAP

CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	(Thousands of yen)
	December 31, 2005		December 31, 2006
Account	Amount	%	Amount	%
<Assets>

Current assets:
Cash and cash equivalents	59,612,577		76,196,954
Time deposits	1,435,293		514,293
Marketable securities	22,395,365		25,958,661
Notes and accounts receivable, trade
–less allowance for doubtful accounts
(Yen) 282,257 in FY2005 and (Yen) 514,223 in FY2006, respectively
–less sales returns
(Yen) 422,453 in FY2005 and (Yen) 208,275 in FY2006, respectively	19,198,870		19,923,830
Inventories	359,897		685,952
Deferred income taxes	6,727,229		9,438,457
Prepaid expenses and other current assets	1,925,791		3,708,789

Total current assets	111,655,022	84.0	136,426,936	81.6

Investments and other assets:
Securities investments	11,159,428		15,681,524
Investment in and advances to affiliated companies	321,569		254,308
Software development costs	1,174,691		1,167,079
Other intangibles	1,390,434		2,088,618
Goodwill	2,130,179		2,982,963
Deferred income taxes	2,033,488		4,370,672
Other	671,800		792,871

Total investments and other assets	18,881,589	14.2	27,338,035	16.3

Property and equipment:
Office furniture and equipment	4,468,891		6,542,245
Other properties	1,539,195		2,249,875

	6,008,086		8,792,120
Less: Accumulated depreciation	(3,609,473)		(5,292,452)

Total property and equipment	2,398,613	1.8	3,499,668	2.1

Total assets	132,935,224	100.0	167,264,639	100.0

	(Thousands of yen)
	December 31, 2005		December 31, 2006
Account	Amount	%	Amount	%
<Liabilities, minority interest and shareholders’ equity>

Current liabilities:
Notes payable, trade	118,572		143,637
Accounts payable, trade	794,450		1,428,202
Accounts payable, other	3,208,625		3,753,566
Withholding income taxes	1,082,302		1,465,451
Accrued expenses	3,138,674		4,023,464
Accrued income and other taxes	5,476,791		10,100,431
Deferred revenue	31,506,315		45,093,703
Other	895,088		961,342

Total current liabilities	46,220,817	34.8	66,969,796	40.1

Long-term liabilities:
Deferred revenue	3,874,936		7,681,730
Accrued pension and severance costs	889,774		1,149,219
Other	82,056		261,214

Total long-term liabilities	4,846,766	3.6	9,092,163	5.4

Minority interest	4,531	0.0	6,632	0.0

Shareholders’ equity:
Common stock
Authorized
-December 31, 2005 250,000,000 shares (no par value)
-December 31, 2006 250,000,000 shares (no par value)
Issued
-December 31, 2005 136,603,725 shares	12,484,849
-December 31, 2006 137,344,504 shares			13,479,076
Additional paid-in capital	18,572,063		24,755,879
Retained earnings	55,971,955		63,386,138
Accumulated other comprehensive income
Net unrealized gain (loss) on debt and equity securities	657,885		1,012,828
Cumulative translation adjustments	1,459,600		2,910,707
Unrecognized pension liabilities	—		(181,855)

	2,117,485		3,741,680

Treasury stock, at cost
-December 31, 2005 2,513,231 shares	(7,283,242)
-December 31, 2006 4,509,612 shares			(14,166,725)

Total shareholders’ equity	81,863,110	61.6	91,196,048	54.5

Total liabilities, minority interest and shareholders’ equity	132,935,224	100.0	167,264,639	100.0

(2) CONSOLIDATED STATEMENTS OF INCOME

	(Thousands of yen)
	For the year ended December 31, 2005		For the year ended December 31, 2006		Increase (Decrease) %
Account	Amount	%	Amount	%
Net sales	73,029,901	100.0	85,613,662	100.0	17.2

Cost of sales:
Amortization of capitalized software, and Material	2,598,603		4,138,033
Maintenance	1,671,320		3,259,764
Customer Support	6,857,901		8,496,171

Total Cost of sales	11,127,824	15.2	15,893,968	18.6	42.8

Operating Expense:
Selling	20,944,484		27,216,279
Research and development	4,395,207		4,719,313
General and administrative	8,990,611		10,708,306

Total operating expenses	34,330,302	47.0	42,643,898	49.8	24.2

Operating income	27,571,775	37.8	27,075,796	31.6	(1.8)

Other incomes (expenses):
Interest income and dividend received	836,910		1,775,896
Interest expense	(3,709)		(19,638)
Gain (loss) on sales of marketable securities	370,326		464,055
Foreign exchange gain (loss), net	327,257		(37,955)
Other income (expense), net	5,741		297,686

Total other income (expense)	1,536,525	2.1	2,480,044	2.9	61.4

Net income before tax	29,108,300	39.9	29,555,840	34.5	1.5

Income taxes:
Current	11,863,127		16,012,347
Deferred	(1,358,568)		(3,644,302)

	10,504,559	14.4	12,368,045	14.4	17.7

Income before minority interest and equity in earnings of affiliated companies	18,603,741	25.5	17,187,795	20.1	(7.6)
Minority interest in income of consolidated subsidiaries	(338)	0.0	(812)	0.0	140.2
Equity in earnings (losses) of affiliated companies	66,551	0.1	49,207	0.0	(26.1)

Net income	18,669,954	25.6	17,236,190	20.1	(7.7)

Per share data:

	Yen		Yen
Net income
-Basic	139.85		128.65
-Diluted	137.83		128.11

(3) CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	(Thousands of yen)
Account	For the year ended December 31, 2005	For the year ended December 31, 2006
Net income	18,669,954	17,236,190

Other comprehensive income (loss), before tax:
Unrealized gains (losses) on debt and equity securities:
Unrealized holding gains (loss) arising during period	1,375,136	959,373
Less reclassification adjustment for (gains) losses included in net income	(704,199)	(381,360)

	670,937	578,013

Foreign currency translation adjustments	2,066,063	1,451,107

Total	2,737,000	2,029,120

Tax effect of other comprehensive income (loss):
Income tax expense related to unrealized gains (losses) on debt and equity securities	(297,400)	(223,070)

	(297,400)	(223,070)

Other comprehensive income (loss), net of tax	2,439,600	1,806,050

Comprehensive income	21,109,554	19,042,240

(4) CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	(Thousands of yen)
Account	For the year ended December 31, 2005	For the year ended December 31, 2006
<Common stock>
Balance at beginning of period	11,426,977	12,484,849
Exercise of stock purchase warrants and stock acquisition rights	1,057,872	994,227

Balance at end of period	12,484,849	13,479,076

<Additional paid-in capital>
Balance at beginning of period	17,359,335	18,572,063
Tax benefit from exercise of non-qualified stock warrants	155,323	140,089
Tax recognition derived from elimination of reversed warrant related with stock option plan	—	(59,091)
Stock option compensation expense	—	5,108,924
Exercise of stock purchase warrants and stock acquisition rights	1,057,405	993,894

Balance at end of period	18,572,063	24,755,879

<Retained earnings>
Balance at beginning of period (Previously announced)	42,165,026	55,971,955
Cumulative-effect of the adjustment by applying SAB No.108	—	(2,251,639)
Balance at beginning of period (After adjusted)	42,165,026	53,720,316
Net income	18,669,954	17,236,190
Stock issue costs, net of tax	(3,519)	(3,761)
Cash dividends	(4,794,028)	(7,509,068)
Loss on sales of treasury stock, net of tax	(65,478)	(57,539)

Balance at end of period	55,971,955	63,386,138

<Net realized gain (loss) on debt and equity securities>
Balance at beginning of period	284,348	657,885
Net change during the period	373,537	354,943

Balance at end of period	657,885	1,012,828

<Cumulative translation adjustments>
Balance at beginning of period	(606,463)	1,459,600
Aggregate translation adjustments for the period	2,066,063	1,451,107

Balance at end of period	1,459,600	2,910,707

<Unrecognized pension cost>
Balance at beginning of period	—	—
Accumulated adjustments by applying SFAS No.158	—	(181,855)

Balance at end of period	—	(181,855)

<Treasury stock, at cost>
Balance at beginning of period	(7,454,463)	(7,283,242)
Purchase of treasury stock	(142,062)	(7,117,842)
Sales of treasury stock	313,283	234,359

Balance at end of period	(7,283,242)	(14,166,725)

Total shareholders’ equity	81,863,110	91,196,048

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Thousands of yen)
Account	For the year ended December 31, 2005	For the year ended December 31, 2006
Cash flows from operating activities:
Net income	18,669,954	17,236,190
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,878,050	3,466,388
Pension and severance costs, less payments	207,109	248,564
Deferred income taxes	(1,358,568)	(3,644,302)
(Gain) loss on sales of marketable securities	(370,326)	(464,055)
Equity in earnings of affiliated companies	(66,551)	(49,207)
(Gain) loss on sale and disposal of fixed assets	11,585	3,466
Stock option compensation expense	—	4,971,477
Dividends received from affiliated company	—	28,000
Minority interest	338	812
Changes in assets and liabilities:
Increase (decrease) in deferred revenue	6,209,680	12,960,443
(Increase) decrease in accounts receivable, net of allowances	(3,567,924)	(84,956)
(Increase) decrease in inventories	(124,971)	(303,254)
Increase (decrease) in notes and accounts payable, trade	(526,321)	587,337
Increase (decrease) in accrued income and other taxes	(1,826,959)	4,644,548
(Increase) decrease in other current assets	(34,426)	(667,417)
Increase (decrease) in accounts payable, other	381,414	143,162
Increase (decrease) in other current liabilities	1,336,703	(61,823)
(Increase) decrease in other assets	(207,984)	(931,569)
Other	34,809	(695,385)

Net cash provided by operating activities	20,645,612	37,388,419

Cash flows from investing activities:
Payments for purchases of property and equipment	(1,153,193)	(1,942,091)
Software development cost	(1,446,248)	(1,456,755)
Payments for purchases of other intangibles	(216,107)	(1,395,220)
Proceeds from sales of marketable securities	22,079,575	20,648,519
(Payment for)/Proceeds from marketable securities maturing within three months or less (net)	(189,708)	1,292,234
Payments for purchases of marketable securities and security investments	(28,043,534)	(28,355,269)
Payments for business acquisition	(2,716,702)	(816,655)
(Payments for)/Proceeds from time deposits	(1,052,017)	921,000

Net cash used in investing activities	(12,737,934)	(11,104,237)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights	2,111,758	1,984,360
Proceeds from sales of treasury stock	247,805	176,820
Payment for purchase of treasury stock	(142,062)	(7,117,842)
Tax benefit from exercise of non-qualified stock warrants	155,322	140,089
Tax recognition derived from elimination of reversed warrant related with stock option plan	—	(59,091)
Capital contribution from minority interest	4,193	—
Dividends paid	(4,782,764)	(7,497,089)

Net cash used in financing activities	(2,405,748)	(12,372,753)

Effect of exchange rate changes on cash and cash equivalents	1,202,290	2,672,948

Net increase (decrease) in cash and cash equivalents	6,704,220	16,584,377
Cash and cash equivalents at beginning of period	52,908,357	59,612,577

Cash and cash equivalents at end of period	59,612,577	76,196,954

Supplementary information of cash flow:
Payment for interest expense	3,709	19,638
Payment for income taxes	13,109,985	9,516,032

NOTES TO CONSOLIDATED FINANCIAL INFORMATION

1. Accounting Principles, Accounting Procedures and Methods for Presenting Consolidated Financial Statements

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including Accounting Principles Board Opinion (“APB”), Statement of Financial Accounting Standards (“SFAS”), Emerging Issues Task Force Consensus (“EITF”) and the American Institute of Certified Public Accountants Statement of Position (“SOP”). The Company listed on the NASDAQ in July 1999, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission. The Company maintains its books and records in conformity with accounting principles and practices generally accepted in Japan (“Japan GAAP”), and its foreign subsidiaries in conformity with those in the respective countries of their domicile. Certain adjustments and reclassifications, including those relating to the tax effects of temporary differences, valuation of debt and equity securities and revenue on post-contract support, have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory books of account. In addition, certain reclassifications have been made in the 2005 consolidated financial statements to conform to the classifications used in 2006.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant differences between accounting principles, accounting procedures and methods of presentation which are adopted by the Company and its subsidiaries (U.S. GAAP) and those in Japan (Japan GAAP) are as follows. However, the effect on income before income tax caused by the GAAP differences indicated below, are immaterial.

(1) Pension Accounting

The Company and subsidiaries account for the retirement benefit plan in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan – an amendment of FASB Statement No. 87, 88, 106, and 132(R)” .

The transitional difference, when SFAS No. 87 is first applied, shall be amortized on a straight-line basis over the average remaining service period. However, in our non-consolidated financial statements, the transitional difference was all charged to income in the first year of application of local pension accounting, in accordance with Japan GAAP.

By adopting SFAS No.158, unrecognized pension liability, which is not recognized in accordance with Japan GAAP, is recognized and booked in our consolidated balance sheet.

(2) Goodwill

The Company accounts for goodwill in accordance with SFAS 142, “Goodwill and Other Intangible Assets” which requires the discontinuance of amortization for goodwill and at least an annual test for impairment.

(3) Stock Option

The Company accounts for stock option in accordance with SFAS No. 123 (revised 2004), “Share-Based Payments”.

(4) Quantifying financial statement misstatements

The Company accounts for the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”

2. Summary of significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiaries. All intercompany transactions and accounts are eliminated upon consolidation.

Investments in affiliated companies (20 to 50 percent-owned companies) in which the ability to exercise significant influence exists are stated at cost plus the equity in undistributed earnings (losses). Consolidated net income includes the Company’s equity in the current net earnings (losses) of such companies, after elimination of unrealized intercompany profit.

Consolidated subsidiaries :

All subsidiaries which are composed of the following 19 companies are consolidated:

[North America]

Trend Micro Inc. (USA)

[Europe]

Trend Micro (EMEA) Limited (Ireland)

Trend Micro France SA

Trend Micro Deutschland GmbH (Germany)

Trend Micro Italy S.r.l.

Trend Micro (UK) Limited

[Asia Pacific]

Trend Micro Australia Pty.Ltd.

Trend Micro (China) Incorporated

Trend Micro Hong Kong Limited (China)

Trend Micro India Private Limited

Trend Micro Korea Inc.

Trend Micro Malaysia Sdn. Bhd.

Trend Micro (NZ) Limited (NewZealand)

Trend Micro (Singapore) Private Limited

Trend Micro Incorporated (Taiwan)

Trend Micro (Thailand) Limited

[Latin America]

Trend Micro do Brasil Ltda. (Brazil)

Servicentro TMLA,S.A.de C.V. (Mexico)

Trend Micro Latinoamerica S.A.de C.V. (Mexico)

Affiliated companies :

The equity method of accounting is applied to investments in the following affiliated companies.

Soft Trend Capital Corporation (Japan)

Net STAR, Inc. (Japan)

Translation of foreign currencies

All asset and liability accounts of foreign subsidiaries are translated into Japanese yen at year-end rates of exchange and all income and expense accounts are translated at rates of exchange that approximate to those prevailing at the time of transactions. The resulting foreign currency translation adjustments are included in accumulated other comprehensive income (loss).

Foreign currency denominated receivables and payables are translated into Japanese yen at the exchange rate of December 31, 2006 and the resulting translation gains or losses are taken into current income. Foreign currency transactions are translated at the approximate rates of exchange prevailing at the transaction dates.

Revenue recognition

The Company’s revenue is derived primarily from product sales, which includes software product license and post-contract customer support services. Other revenue is composed of hardware sales, royalty income and supplementary service income. Royalty is comprised of fees from ‘Application service providers’ and ‘Internet service providers’, and supplementary services are comprised of fees from services based on ‘Premium support program’ and ‘Service level agreement’. Product sales include sales of our products, under limited circumstances, to other companies for inclusion in their products.

The Company licenses its software products under perpetual licensing. The Company sells its products and services via its direct sales force and through domestic and foreign intermediaries.

The Company applies the provisions of SOP 97-2, “Software Revenue Recognition”, as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”, to all transactions involving the sale of software products and hardware transactions where software is not incidental. For hardware transactions where software is not incidental, the Company does not bifurcate the fee and apply separate accounting guidance to the hardware and software elements.

Revenue from the Company’s software product license and hardware where software is not incidental is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable, net of allowances for doubtful accounts and sales returns, is reasonably assured. Post-contract customer support services revenue which includes virus pattern updates, unspecified product version updates, telephone and online technical support, and supplementary services revenue are deferred and recognized ratably over the service period. The Company allocates revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which are determined based on separate sales of renewals to customers. Royalty income is recognized as earned unless collection of the related receivables is not assured in which case, it is recognized upon receipt of cash.

For all sales, the Company uses either a binding purchase order or signed license agreement as evidence of an arrangement. Sales through our intermediaries are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction-by-transaction basis.

At the time of the transaction, the Company assesses whether the fee associated with our revenue transactions is fixed and determinable and whether or not collection is reasonably assured. The Company assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms, which are 30 to 90 days from the invoice date, the Company accounts for the fee as not being fixed and determinable. In these cases, the Company recognizes revenue as the fees become due. The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from our customers. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue until the time collection becomes reasonably assured, which is generally upon receipt of cash.

The Company recognizes revenue from sales to intermediaries when products are delivered to the intermediary. The Company primarily sells retail packages through intermediaries. After sale of a retail package, the Company may approve certain returns from intermediaries or end-users; therefore, the Company makes an estimate of sales returns from intermediaries or end-users based on its historical experience. The provision for estimated returns is recorded as a reduction of revenue at the time of sales.

The sales rebates to intermediaries are recognized as a reduction of revenue. Measurement of the sales rebates is based on two types of rebate arrangements. In one arrangement, the amount of the rebate is calculated by multiplying fixed contractual rebate rate by the actual sales amount to intermediaries. In another arrangement, the rebate is paid only if the intermediaries achieve a targeted level of quarterly sales. The rebate rates vary depending on the level of targets and the matrix table of targets and rebate rate is agreed with intermediaries at the beginning of each quarter.

The Company applies the provisions of EITF 01-9 “Accounting for consideration given by a vendor to a customer or a reseller of the vendor’s products” to all transactions where rebates are paid.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks and all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities and investment securities

Marketable securities and investment securities consist of debt securities, equity securities and mutual funds. Debt securities, equity securities and mutual funds designated as available-for-sale are carried at fair value with unrealized holding gains or losses included in accumulated other comprehensive income (loss), net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost. The Company classifies “available-for-sale” debt securities with maturities longer than one year as investment securities in investments and other assets. Individual securities classified as either available-for-sale or held-to-maturity are reduced to their fair market value for other-than-temporary declines in market value. Realized gains and losses, which are determined on the average-cost method, are reflected in income.

Inventories

Finished products and raw materials are valued at the lower of weighted-average cost or net realizable value. Work in process is stated at accumulated production costs.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current income. Depreciation of property and equipment is computed on the declining-balance method for the parent company and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets according to general class, type of construction and use. Estimated useful lives range mainly from 3 to 6 years for office furniture and equipment, and mainly from 3 to 6 years for other properties.

Intangible assets

Intangible assets, which mainly consist of software development costs and purchased software, are amortized on a straight-line basis over the estimated economic lives of the products, generally over twelve-month period for software development costs and a mainly five-year period for purchased software for internal use and other intangible assets.

Goodwill and other intangible assets

Goodwill is the excess of the purchase price of the acquired business over the fair value of its net tangible and identifiable intangible assets. Other intangible assets consist primarily of existing technology purchased through business acquisition.

We account for goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 requires, among other things, the discontinuance of amortization for goodwill and at least an annual test for impairment. An impairment review may be performed more frequently in the event circumstances indicate that the carrying value may not be recoverable.

SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives. Existing technology is amortized over 4 years.

Impairment of long-lived assets

The Company evaluates long-lived assets and definite-lived intangible assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on the sum of expected future cash flows (undiscounted and without interest charges) from the use and eventual disposition of the asset. If the fair value is less than the carrying amount of the asset, an impairment loss is recognized, based on the fair value of the asset. Long-lived assets to be disposed of by sale are reported at the lower of their carrying amount or fair value less cost to sell.

Asset retirement obligations

The Company accounts for its asset retirement obligations in accordance with SFAS No.143 “Accounting for Asset Retirement Obligation” and FASB Interpretation No.47 “Accounting for Conditional Asset Retirement Obligation – an interpretation of FASB Statement No.143,” which require that a company to recognize the fair value of a legal obligation associated with the retirement of long-lived assets as a liability in the period in which it is incurred and period-to-period changes in the asset retirement liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows in the subsequent periods. The associated asset retirement costs are capitalized and amortized to expense over an economic useful life of the related assets.

Research and development costs and software development costs

All costs relating to research and development, to establish the technological feasibility of software products, are expensed as incurred. Under the Company’s software development process, technological feasibility is established on completing all substantial testing for the original English language version of the software. Local language versions of software, such as Japanese or Chinese, are produced from the English language version, by adding Japanese language or Chinese language related functions. Production costs for such local language versions of software product masters, incurred subsequent to the availability of original English language version software, are capitalized. Production costs of the local language software product masters, which include direct labor and overhead costs, are amortized to cost of sales using the straight-line method over the current estimated economic lives of the products, generally up to twelve months.

Management considers the Company’s capitalized software development costs to be fully recoverable from future product sales. Management estimates are based upon supporting facts and circumstances, and may be significantly impacted based upon subsequent changes in business conditions.

Advertising costs

Advertising costs are expensed as incurred.

Stock-based compensation

The Company previously accounted for its stock-based incentive awards in accordance with the intrinsic value method as prescribed by the Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payments”.

Had compensation cost for the stock purchase warrants and the stock acquisition rights been determined based on the grant-date fair value, as prescribed by SFAS No. 123, the Company’s pro forma net income and net income per share for the year ended December 31, 2005 would have been as follows:

(Thousands of Yen, except per share data)
For the year ended December 31, 2005
Net income:
As reported	18,669,954
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,594,158)

Pro forma net income	15,075,796

Net income per share:
As reported
Basic	(Yen)139.85
Diluted	137.83
Pro forma net income
Basic	(Yen)112.93
Diluted	111.30

Income taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities, and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred assets (including deferred tax assets and liabilities on net unrealized gain or loss on available-for-sale securities) of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Net income per share

Basic net income per share is computed based on the average number of common shares outstanding for the period. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock. Net income per share is appropriately adjusted for any stock splits or free distributions of common stock.

Comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income but are excluded from net income as these amounts are recorded directly as adjustments to shareholders’ equity. The Company’s other comprehensive income primarily comprises unrealized gain or loss on available-for-sale securities and foreign currency translation adjustments.

Market and credit risks

The anti-virus software market is characterized by rapid technological changes and evolving industry standards in computer hardware and software technologies. In addition, the markets for the Company’s products are highly competitive and are rapidly changing. The Company could incur substantial operating losses if it is unable to offer products, which address technological and market place changes in the anti-virus software industry.

Other financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and accounts receivable. The Company invests primarily in time deposits, money market funds and marketable securities, and places its investments with high rating financial institutions. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for uncollectible accounts receivable, if any, based upon the expected collectibility of accounts receivable.

Quantifying financial statement misstatements

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 requires the Company to quantify misstatements using both the balance-sheet and income-statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is determined to be material, SAB No. 108 allows the Company to record that effect as a transitional cumulative-effect adjustment to beginning-of-year retained earnings.

SAB No. 108 is effective from the first annual period ending after November 16, 2006, however, as permitted, the Company has elected to adopt the provisions early from the first half period of this fiscal year. Upon adoption of SAB No. 108, the Company corrected prior year misstatements through a cumulative-effect adjustment to the beginning of the year retained earnings in the amount of (Yen) 2,251,639 thousand, which had previously been considered immaterial to the prior year consolidated financial statements. A breakdown of the cumulative-effect adjustment is as follows:

		(Thousands of Yen)
	Contents and reasons of the misstatements	Fiscal year that misstatements occurred	Increase (decrease) in the beginning of year retained earnings
(1)	Post-contract customer support service revenue should be deferred and recognized ratably over the service period. The Company corrected certain inconsistencies between the revenue recognition period and the actual service period that had occurred due to an operational limitation of tracking individual customer contract terms.	FY1999 -	(1,189,469)

(2)	In Japan, revenue for certain multi-year support service contracts was being recognized in a one-year period due to a system bug.	FY1999 -	(12,288)

(3)	Revenue of our North America operation had been dominated by the sales for the large corporate market and the deferral method used for sales in the large corporate market was also applied to the sales in the consumer market. However, the sales in the North America consumer market have increased in recent years. Therefore, the Company changed its deferral method in the consumer market to reflect a more accurate fair value.	FY1999 -	(143,845)

(4)	The fair value of post-contract customer support service in the Japanese consumer market had been determined in reference to the retail list price (the price for end-users) of each product component. To calculate more accurate fair value, the Company changed its deferral amounts to the ones which were based on the wholesale price (the price for distributors).	FY1999 -	(725,585)

(5)	The fair value of the legal obligation associated with the retirement of long-lived assets should be recognized as a liability as prescribed in SFAS No.143. However, the Company had not recorded certain such obligations that were considered immaterial. Therefore, the Company had provided an appropriate amount for all of its asset retirement obligations.	FY2005 -	(84,019)

(6)	In our North America operation, a subsidiary had applied the same deferral method for the major product line to the revenue from Intermute products and the products with a seat number of 50,001 or more, as well as the products bundled with a premium support program. However, the Company changed its method so that the entire sales amounts are deferred and recognized ratably over the service period since the fair value of the PCS component for those products could not be determined.	FY2005 -	(253,742)

(7)	In our North America operation, the start date and end date information for certain post-contract customer service arrangements was incorrectly entered into the system due to human processing errors. Accordingly, the Company corrected amortization of the related deferred revenue.	FY2005	23,212

(8)	In our North America operation, a subsidiary corrected its tax calculation with regard to the transfer of intellectual property which took place in 2005.	FY2005	284,830

(9)	In our North America operation, a subsidiary immediately expensed certain fixed assets with an acquisition cost of less than USD 3,000 or a useful life of less than 2 years. The Company has capitalized such fixed assets and recorded appropriate depreciation expense.	FY2003 -	133,594

(10)	In our European operation, the Company corrected certain inconsistencies between the revenue recognition period and the actual service period.	FY1999 -	(284,327)

		Total	(2,251,639)

3. Reconciliation of the difference between basic and diluted net income per share (“EPS”)

Reconciliation of the differences between basic and diluted EPS for the year ended December 31, 2005 and 2006, is as follows:

	For the year ended December 31, 2005	For the year ended December 31, 2006
	Thousands of Yen
Net income available to common stock holders	18,669,954	17,236,190

	Thousands of Shares
Weighted-Average shares	133,498	133,978
Effect of dilutive securities:
Stock options	1,958	563
Weighted-Average shares for diluted EPS computation	135,456	134,541

	Yen
Basic EPS:	139.85	128.65
Diluted EPS:	137.83	128.11

Shareholders’ equity per share as of December 31,2005 and 2006 were as follows:

	(Yen)
	December 31, 2005	December 31, 2006
Shareholders’ equity per share	610.51	686.54

4. Cash and cash equivalents

Cash and cash equivalents as of December 31,2005 and 2006 were as follows:

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Cash	52,665,059	62,607,282
Time deposits with original maturities of three months or less	6,947,518	13,589,672

	59,612,577	76,196,954

5. Time deposits

Our U.S. subsidiary had (Yen) 31,751 thousand and (Yen) 96,463 thousand of restricted cash set aside in accordance with the terms of building lease agreements as at December 31, 2005 and 2006, respectively. The restricted cash is included in time deposits.

6. Marketable securities and securities investments

Marketable securities and securities investments include mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to “available-for-sale” investments as of December 31,2005 and 2006, were as follows:

< Available for sale: >

	(Thousands of yen)
	December 31, 2005
	Cost	Gains	Losses	Fair value
Mutual funds	8,825,910	310,291	—	9,136,201
Equity securities	—	—	—	—
Debt securities	22,985,181	263,558	138,138	23,110,601

Total	31,811,091	573,849	138,138	32,246,802

< Available for sale: >

	(Thousands of yen)
	December 31, 2006
	Cost	Gains	Losses	Fair value
Mutual funds	13,721,043	1,392,102	—	15,113,145
Equity securities	—	—	—	—
Debt securities	26,054,713	433,213	85,206	26,402,720

Total	39,775,756	1,825,315	85,206	41,515,865

The contractual maturities of available-for-sale debt securities as of December 31, 2006 were as follows:

	(Thousands of yen)
	Aggregated Par value	Estimated Fair Value
Due less than one year	11,319,748	11,275,982
Due after one to two years	6,645,968	6,641,441
Due after two to three years	3,875,105	3,843,131
Due after three years	4,626,200	4,642,166

Debt securities	26,467,021	26,402,720

The net unrealized gain on “available-for-sale” securities included in the separate component of shareholders’ equity, net of applicable taxes, decreased by (Yen) 65,902 thousand and increased by (Yen) 402,863 thousand, for the year ended December 31, 2005 and 2006, respectively.

Proceeds from sales of “available-for-sale” securities for the year ended December 31,2005 and 2006 were (Yen) 22,079,575 thousand and (Yen) 20,648,519 thousand, respectively. Realized gains on sales of “available-for-sale” securities for the year ended December 31, 2005 and 2006 were (Yen) 370,326 thousand and (Yen) 464,055 thousand, respectively.

The following table shows our investment’s gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31,2005 and 2006.

	(Thousands of yen)
	December 31, 2005
	Less than 12 months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:
Mutual funds	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—
Debt securities	10,766,393	84,372	3,223,769	53,766	13,990,162	138,138

Total	10,766,393	84,372	3,223,769	53,766	13,990,162	138,138

Investments, which were in an unrealized loss positions as of December 31, 2005, are comprised of U.S. dollar and Euro denominated public debts. The Company concluded that the impairments of these securities are not other than temporary in consideration of fluctuation of exchange rates and high credit rating of the issuers.

	(Thousands of yen)
	December 31, 2006
	Less than 12 months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:
Mutual funds	—	—	—	—	—	—
Equity securities	—	—	—	—	—	—
Debt securities	8,947,802	48,082	4,349,272	37,124	13,297,074	85,206

Total	8,947,802	48,082	4,349,272	37,124	13,297,074	85,206

Investments, which were in an unrealized loss positions as of December 31, 2006, are comprised of U.S. dollar and Euro denominated public debts. The Company concluded that the impairments of these securities are not other than temporary in consideration of fluctuation of exchange rates and high credit rating of the issuers.

The aggregate cost of the Company’s cost method investments totaled (Yen) 124,320 thousand at December 31, 2006. All the cost method investments were not evaluated for impairment because (a) the Company did not estimate the fair value of those investments in accordance with paragraphs 14 and 15 of SFAS 107 and (b) the Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments.

7. Research and development and maintenance costs, and software development costs

Research and development costs incurred up to the point where all substantial testing for the original English version product is complete, are charged to income as operating expense. Such research and development costs charged to income were (Yen) 4,395,207 thousand, (Yen) 4,719,313 thousand for the years ended December 31, 2005 and 2006, respectively.

Maintenance costs are fees, which relate to product version updates to enable product to cope with newly prevailing computer viruses and bug fixing, are recorded as cost of sales. The maintenance costs included in cost of sales were (Yen) 1,671,320 thousand, (Yen) 3,259,764 thousand, for the years ended December 31, 2005 and 2006, respectively.

Software development costs relating to the local language related functions (representing software development costs as shown in consolidated balance sheets) after netting the related accumulated amortization, are capitalized and amortized to cost of sales as follows:

	(Thousands of yen)
	For the year ended December 31, 2005	For the year ended December 31, 2006
Software development costs:
Balance at beginning of year	438,464	1,174,691
Additions, at cost	1,446,248	1,456,756
Amortization for the year	(710,021)	(1,464,368)

Balance at end of year	1,174,691	1,167,079

8. Debt

Debt comprises the following:

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Unsecured 1.9% bonds, due April 18, 2006 with detachable warrants	4,000,000	—
	4,000,000	—
Less—treasury bonds:
Unsecured 1.9% bonds, due April 18, 2006 with detachable warrants	(4,000,000)	—

	—	—

Based on the Company’s incentive plans, the parent company issued unsecured bonds with detachable warrants and bought all of the warrants at the same time for the purpose of distributing such instruments to the directors and certain employees of the parent company and its subsidiaries as a part of their remuneration.

The former Japanese Commercial Code restricts redemptions and extinguishments of these bonds in case the amount of each outstanding bond is less than the aggregate amount of exercise price of each outstanding warrant. Therefore, in order to reduce interest costs, the parent company repurchased a part of the bonds through the market with an intention to hold the treasury bonds until they can be extinguished legally. However, as the repurchase transaction is deemed as redemption of the bonds in substance, the treasury bonds are offset with the bonds on the face of consolidated balance sheets. There was no repurchase transaction for the year ended December 31, 2005 and 2006. The entire (Yen) 4,000,000 thousand of the bonds was redeemed during the year ended December 31, 2006.

9. Stock Option

Based on the Company’s 2002 incentive plans, the Company issued the following bonds with detachable warrants to the public.

1.	Board meeting approval	March 26,2002 and April 2,2002
2.	Date of bond issuance	April 18, 2002
3.	Maturity date	April 18, 2006
4.	Amount of each bond (Thousands of yen)	4,000,000
5.	Issued to	Public
6.	Date on which the bonds were fully redeemed	—
7.	Exercise price per each warrant	(Yen)3,450
8.	Warrant exercise period	From April 3, 2003 to April 11, 2006
9.	Number of shares represented by warrants	1,159,420
10.	Outstanding as of December 31, 2005	575,942
11.	Outstanding as of December 31, 2006	—

Upon issuance of the bond, the Company bought all of the warrants back and distributed such instruments to the directors and certain employees as their remuneration.

These transactions were accounted for as issuance of debt to the public, and as an issuance of stock purchase warrants to the directors and certain employees. The issuance of warrants to the directors and employees was accounted for under APB No. 25.

Warrant activity was as follows:

	Thousands of shares represented by warrants	Thousands of shares represented by warrants
Outstanding at December 31, 2004	737	3,450
Granted	—	—
Exercised	161	3,450
Expired	—	—
Cancelled	—	—
Outstanding at December 31, 2005	576	3,450
Granted	—	—
Exercised	234	3,450
Expired	342	3,450
Cancelled	—	—

Outstanding at December 31, 2006	—	—

Exercisable Stock warrants at December 31, 2006	—	—

The grants of April 18, 2002 did not result in deferred compensation.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payments” to the stock option plans for certain directors and employees.

As of December 31, 2006, the Company had nine stock option plans as described below. Stock option compensation expense was (Yen)5,097,909 thousand and the tax benefit related to such compensation expense recognized in the statement of income was (Yen)140,089 thousand for the year ended December 31, 2006.

Based on the resolution of the extraordinary general shareholders’ meeting of the Company on September 12, 2002, Trend Micro adopted at the meeting of the board of directors on February 4, 2003 the following resolutions regarding Stock acquisition rights and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,999,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on February 12,2003. The options granted are exercisable from November 1, 2003 through October 31, 2007.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on May 20, 2003 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 28,2003. The options granted are exercisable from May 28, 2004 through May 27, 2008.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on November 6, 2003 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on November 14, 2003. The options granted are exercisable from November 14, 2004 through November 13, 2008.

Based on the resolution of the fifteenth ordinary general shareholders’ meeting of the Company on March 25, 2004, Trend Micro adopted at the meeting of the board of directors on April 20, 2004 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 3,000,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on April 28, 2004. The options granted are exercisable from April 28, 2005 through April 27, 2009.

Based on the resolution of the fifteenth ordinary general shareholders’ meeting of the Company on March 25, 2004, Trend Micro adopted at the meeting of the board of directors on October 20, 2004 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,000,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on October 28, 2004. The options granted are exercisable from October 28, 2005 through October 27, 2009.

Based on the resolution of the sixteenth ordinary general shareholders’ meeting of the Company on March 25, 2005, Trend Micro adopted at the meeting of the board of directors on July 14, 2005 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 3,457,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on July 22, 2005. The options granted are exercisable from July 22, 2006 through July 21, 2010.

Based on the resolution of the sixteenth ordinary general shareholders’ meeting of the Company on March 25, 2005, Trend Micro adopted at the meeting of the board of directors on December 6, 2005 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on December 14, 2005. The options granted are exercisable from December 14, 2006 through December 13, 2010.

Based on the resolution of the seventeenth ordinary general shareholders’ meeting of the Company on March 28, 2006, Trend Micro adopted at the meeting of the board of directors on June 30, 2006 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,451,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on July 10, 2006. The options granted are exercisable from July 10, 2007 through July 9, 2011.

Based on the resolution of the seventeenth ordinary general shareholders’ meeting of the Company on March 28, 2006, Trend Micro adopted at the meeting of the board of directors on October 31, 2006 the following resolutions regarding Stock acquisition rights in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,453,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on November 8, 2006. The options granted are exercisable from November 8, 2007 through November 7, 2011.

The exercise price per share for the stock acquisition rights granted of (Yen)2,230 issued on February 12, 2003, (Yen)1,955 issued on May 28, 2003, (Yen)2,695 issued on November 14, 2003, (Yen)4,310 issued on April 28, 2004, (Yen)5,090 issued on October 28, 2004, (Yen)3,840 issued on July 22, 2005, (Yen)3,950 issued on December 14, 2005, (Yen)3,995 issued on July 10, 2006 and (Yen) 3,610 issued on November 8, 2006, was determined as an amount equal to or less than the fair market value of the Company’s common share at the time of such grants.

These option awards generally vest based on 1 to 4 years of continuous service and have a total of 5-year contractual terms. Since the share awards vest on a graded vesting basis over the certain service periods, the Company recognizes the compensation cost with a straight-line method over the required service periods.

The fair values of the stock options with stock acquisition rights were estimated on the grant dates using the Black-Scholes option pricing model with the following assumptions used for the grants for the year ended December 31, 2005 and 2006.

	For the year ended December 31, 2005	For the year ended December 31, 2006
Expected life (Years)	3.06	3.10-3.27
Expected Volatility	47.69-48.77%	40.69-44.88%
Expected Dividend yield	0.91-0.94%	1.47-1.55%
Risk-free interest rate	0.16-0.47%	0.98-1.14%

The fair values per share of options granted during the year ended December 31, 2005 and 2006 were between (Yen)1,203 and (Yen)1,225 and between (Yen)962 and (Yen)1,040, respectively.

Expected volatilities are based on historical volatilities of the Company’s stock that are consistent with expected term of option granted. However the Company excludes the period before its stock was adopted as part of Nikkei225 from the measurement terms. The expected terms of options granted are analyzed and determined based on its past experiences of the exercise behaviors, and risk-free rates are based on the rate for 5 remaining years of 10-year government bonds. Expected dividend yield rates are based on the estimated dividend amounts that have been disclosed to the public.

Option activity under this plan was as follows:

	Thousands of shares represented by options	Weighted-Average Exercise Price
Outstanding at December 31, 2004	9,037	3,565
Granted	5,958	3,886
Exercised	796	2,271
Expired	—	—
Cancelled	1,289	3,131
Outstanding at December 31, 2005	12,910	3,836
Granted	2,904	3,802
Exercised	585	2,319
Expired	—	—
Cancelled	626	4,037

Outstanding at December 31, 2006	14,603	3,882

Exercisable Stock acquisition rights at December 31, 2006	6,537	3,849

10. Employee benefit plans

Pension and severance plans

The parent company has an unfunded retirement allowance plan (“Plan”) covering substantially all of its employees who meet eligibility requirements under the Plan. Under the Plan, employees whose service with the company is terminated are, under most circumstances, entitled to lump-sum severance indemnities, determined by reference to current basic rate of pay, length of service and conditions under which the termination occurs.

Additionally, the parent company has been a member of Kanto IT Software welfare pension plan, which is categorized as multi-employer pension plan. Total pension expense for multi-employer pension plan was (Yen) 116,081 thousand in 2005 and (Yen) 131,109 thousand in 2006, respectively.

Effective from March 1, 1998, the Taiwan subsidiary introduced a defined benefit pension plan, which covers substantially all of its employees. Under the plan, only employees who are 55 years or older with services for more than 15 years or who have been employed for more than 25 years at the retirement date are entitled to receive benefits. Benefits awarded under the plan are based primarily on current rate of pay and length of service.

Effective from July 2005, Taiwan subsidiaries had a defined contribution pension plan called Labor Pension Act (LPA). Some employees who had joined a defined benefit pension plan transferred to the new plan. New employees who joined the Taiwan subsidiary after July 2005 can choose the new pension plan only.

Effective from July 1, 1998, the parent company’s U.S. subsidiary has a 401(k) retirement plan, which covers substantially all of its employees. Under the plan, employees contribute a certain percentage of their pre-tax salary up to the maximum dollar limitation prescribed by the United States Internal Revenue Code.

Total pension expense for the defined contribution pension plan was (Yen) 129,644 thousand in 2005 and (Yen) 393,513 thousand in 2006, respectively.

Certain other subsidiaries have defined benefit pension plans or retirement plans, which cover substantially all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on current rate of pay and length of service.

Information regarding the Japanese defined benefit pension plans of the Company based on unfunded plan is shown below:

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Change in benefit obligation:
Benefit obligation at beginning of year	467,571	567,577
Service cost	128,935	140,858
Interest cost	6,731	5,474
Actuarial (gain)/loss	(7,486)	(3,677)
Benefits paid	(28,174)	(31,046)

Projected benefit obligation at end of year	567,577	679,186

Unrecognized net actuarial gain (loss)	37,984	—
Unrecognized net transition obligation	—	—

Accrued benefit cost	605,561	679,186

Amounts recognized in the consolidated balance sheets are as follows;

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Accrued benefit cost
Current liabilities	—	47,288
Long-term liabilities	605,561	631,898

	605,561	679,186

Amounts recognized in accumulated other comprehensive income consists of;

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Unrecognized pension liabilities	—	(24,593)

	—	(24,593)

Components of net periodic benefit cost are as follows;

	(Thousands of yen)
	For the years ended December 31, 2005	For the years ended December 31, 2006
Components of net periodic benefit cost:
Service cost	128,935	140,858
Interest cost	6,731	5,474
Amortization of unrecognized transition obligation	—	—

Subtotal	135,666	146,332

Amortization of unrecognized net gain (loss)	—	—

Subtotal	—	—

Net periodic pension cost	135,666	146,332

Amounts recognized in accumulated other comprehensive income consists of;

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Unrecognized pension liabilities	—	(24,593)

Amounts recognized in accumulated other comprehensive income	—	(24,593)

Total of net periodic pension cost and amounts recognized in accumulated other comprehensive income	—	121,739

	(Thousands of yen)
	December 31, 2005	December 31, 2006

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Accumulated benefit obligation	404,187	488,110

	December 31, 2005	December 31, 2006
Assumptions used to determine benefit obligations at December 31:
Discount rate	1.00%	1.50%
Rate of compensation increase	4.32%	3.80%

	For the years ended December 31, 2005	For the years ended December 31, 2006
Assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	1.50%	1.00%
Rate of compensation increase	5.50%	4.32%

The expected net periodic pension cost for the fiscal year ended December 31, 2007 consists of;

(Thousands of yen)
Service cost	149,814
Interest cost	9,833
Amortization of unrecognized net gain (loss)	—

Net periodic pension cost	159,647

The following benefit payments, which reflected expected future service, as appropriate, are expected to be paid:

Thousands of yen
Estimated Future Benefit Payments Year ending December 31:
2007	47,288
2008	60,133
2009	75,720
2010	76,749
2011	94,213
2012-2016	503,713

The measurement date used to determine above plans are November 30, 2005 and November 30, 2006, respectively.

Information regarding the defined benefit pension plans for consolidated foreign subsidiaries is shown below:

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Change in benefit obligation:
Benefit obligation at beginning of year	442,716	692,009
Service cost	56,546	36,972
Interest cost	16,135	17,195
Actuarial (gain)/loss	128,070	(70,106)
Benefits paid	—	—
Foreign currency exchange impact	48,542	16,026

Projected benefit obligation at end of year	692,009	692,096

Change in plan assets:
Fair value of plan assets at beginning of year	(124,552)	(168,358)
Actual return on plan assets	(2,231)	(6,026)
Employer contribution	(28,464)	(4,716)
Benefits paid	—	—
Foreign currency exchange impact	(13,111)	(3,772)

Fair value of plan assets at end of year	(168,358)	(182,872)

Funded status	523,651	509,224
Unrecognized prior service cost	(31,059)	—
Unrecognized net actuarial loss	(249,439)	—

Accrued benefit cost	243,153	509,224

Amounts recognized in the consolidated balance sheets are as follows;

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Accrued benefit cost
Current liabilities	—	—
Long-term liabilities	243,153	509,224

	243,153	509,224

Amounts recognized in accumulated other comprehensive income consists of;

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Unrecognized pension liabilities	—	206,448

	—	206,448

Components of net periodic benefit cost are as follows;

	(Thousands of yen)
	For the years ended December 31, 2005	For the years ended December 31, 2006
Components of net periodic benefit cost:
Service cost	56,546	36,972
Interest cost	16,135	17,192
Expected return on plan assets	(4,943)	(5,521)
Amortization of prior service cost	2,953	1,741
Recognized actuarial loss	3,341	7,916
Amendments	20,220	—

Net periodic pension cost	94,252	58,300

Amounts recognized in accumulated other comprehensive income consists of;

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Unrecognized pension liabilities	—	206,448

Amounts recognized in accumulated other comprehensive income	—	206,448

Total of net periodic pension cost and amounts recognized in accumulated other comprehensive income	—	264,748

	(Thousands of yen)
	December 31, 2005	December 31, 2006
Accumulated benefit obligation	324,192	327,968

	December 31, 2005	December 31, 2006
Assumption used to determine benefit obligation at December 31:
Discount rate	2.50%	2.75%
Rate of compensation increase	4.00%	4.00%

	For the years ended December 31, 2005	For the years ended December 31, 2006
Assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	3.25%	2.50%
Expected return on plan assets	3.25%	3.00%
Rate of compensation increase	4.00%	4.00%

Asset Allocation

	December 31, 2005	December 31, 2006
	Allocation (%)	Allocation (%)
Type of investment:
Cash	49.32	100.00
Government Loan	5.80	—
Equity	20.05	—
Notes	13.90	—
Bonds	10.93	—

Total	100.00	100.00

The Company has no control over the investment, since a government appointed manager and custodian manages them.

Expected return on assets of 3.00 % used to determine net periodic benefit cost for years ended December 31, 2006 was determined based on the information provided by the above-mentioned government appointed manager and custodian. Historical returns are taken into consideration.

The Company expects to contribute (Yen) 3,684 thousand to its pension plan in 2007.

The expected net periodic pension cost for the fiscal year ended December 31, 2007 consists of;

(Thousands of yen)
Service cost	22,594
Interest cost	18,476
Amortization of prior service cost	1,770
Amortization of unrecognized net gain (loss)	4,968

Net periodic pension cost	47,808

The following benefit payments, which reflected expected future service, as appropriate, are expected to be paid:

Thousands of yen
Estimated Future Benefit Payments Year ending December 31:
2007	150
2008	347
2009	431
2010	522
2011	621
2012-2016	12,826

The measurement date used to determine above plans are December 31, 2005 and December 31, 2006, respectively.

The changes in the balance sheet at December 31, 2006 arising from the adoption of SFAS No.158 are set out below:

	December 31, 2006
	Before implementation of SFAS No. 158	Change due to SFAS No. 158	After implementation of SFAS No. 158
	Thousands of yen	Thousands of yen	Thousands of yen
Deferred income tax	4,387,741	(17,069)	4,370,672
Total Assets	167,281,708	(17,069)	167,264,639
Other current liabilities	914,054	47,288	961,342
Accrued pension and severance costs	1,031,720	117,499	1,149,219
Total liabilities	75,897,172	164,787	76,061,959
Other comprehensive income	3,923,535	(181,855)	3,741,680
Total shareholders’ equity	91,377,903	(181,855)	91,196,048

Under the Japanese Commercial Code and local practice, the Company may make severance payments to a retired director or corporate auditor with shareholder approval, if the Company’s management proposes such payments based on a resolution of the Board of Directors. The Company does have an internal rule to determine the amounts of severance payments to corporate auditors, and in accordance with this rule, retirement benefits for corporate auditors are provided at an estimate of the amount to be paid if all eligible corporate auditors resigned at the balance sheet date.

Post-retirement benefits other than pensions and post-employment benefits

The Company does not provide health care or life insurance benefits to retired employees, nor does it provide benefits to former or inactive employees after employment but before retirement.

11. Income taxes

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	For the year ended December 31, 2005	For the year ended December 31, 2006
	Thousands of yen
Income before income taxes:
Domestic	16,562,581	17,094,637
Foreign subsidiaries	12,545,719	12,461,203

	29,108,300	29,555,840

Income taxes, current:
Domestic	8,626,580	12,218,130
Foreign subsidiaries	3,236,547	3,794,217

	11,863,127	16,012,347

Income taxes, deferred:
Domestic	(336,252)	(2,254,309)
Foreign subsidiaries	(1,022,316)	(1,389,993)

	(1,358,568)	(3,644,302)

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as below:

	For the year ended December 31, 2005	For the year ended December 31, 2006
Statutory tax rate:	41.0%	41.0%
Increase (reduction) in rate resulting from
Different tax rates applied to foreign subsidiaries	(2.0)	(2.4)
State income taxes, net of federal tax	(0.5)	0.3
Permanent difference	1.2	1.9
Stock option compensation expense	—	4.2
Tax credit relating to Tax law applied to Parent company	(1.7)	(1.9)
Tax credit relating to Tax law applied to foreign subsidiaries	(2.0)	(1.4)
Other	0.1	0.1

Effective income tax rate	36.1%	41.8%

The significant components of deferred income tax assets at December 31, 2005 and 2006 were as follows:

	December 31, 2005	December 31, 2006
	Thousands of yen
Deferred tax assets:
Deferred revenue	6,741,968	10,269,418
Allowance for doubtful accounts and sales returns	172,096	184,856
Accrued enterprise tax	262,614	601,431
Accrued liabilities	617,593	1,022,924
Stock option compensation expense	—	638,140
Tax loss carry forward	99,907	—
Amortization of intangibles	410,444	621,144
Impairment of securities investments	242,676	242,676
Allowance for retirement	297,361	357,979
Net unrealized gain on debt & equity securities	(472,295)	(733,527)
Other	409,183	614,667

Gross deferred tax assets	8,781,547	13,819,708
Less: Valuation allowance	(20,830)	(10,579)

	8,760,717	13,809,129

Deferred tax assets are included in the consolidated balance sheets as follows:

	December 31, 2005	December 31, 2006
	Thousands of yen
Current assets – Deferred income taxes	6,727,229	9,438,457
Investment and other assets – Deferred income taxes	2,033,488	4,370,672

Deferred tax assets (Net)	8,760,717	13,809,129

The valuation allowance relates to deferred tax assets of consolidated subsidiaries that are associated with temporary differences and tax carryforwards that reliabilities for the realization are less likely than not. The net changes in the total valuation allowance for the years ended December 31, 2005 and 2006 were a decrease of (Yen)160,627 thousand and (Yen)10,251 thousand, respectively.

Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and management evaluate to the realization. The ultimate realization of deferred tax asset is dependent upon the generation of future taxable income during the period in which those temporary differences and loss carryforwards become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and loss carryforwards, net of the existing valuation allowances at December 31, 2006.

There was no Operating loss carryforwards for tax purposes of consolidated subsidiaries at December 31, 2006

At December 31, 2006, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling (Yen)22,718,155 thousand, as management of the Company intends to reinvest undistributed earnings of the Company’s foreign subsidiaries. The unrecognized deferred tax liabilities as of December 31, 2006 for such undistributed earnings amounted to (Yen)1,859,009 thousand.

12. Financial instruments

(1) Derivative instruments

The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk. In accordance with the policy, the parent company and its subsidiaries did not have any derivative financial instruments.

(2) Fair value of financial instruments

Other than debt and equity securities, the fair value of which are disclosed in the “Marketable securities and investment securities” section, the Company’s involvement in financial assets and liabilities with market risk is limited to cash and cash equivalents, time deposits, notes and accounts receivable, trade, notes and accounts payable, trade, and long-term debt. The estimated fair values of cash and cash equivalents, time deposits, notes and accounts receivable, trade, and notes and accounts payable, trade approximate their carrying amounts. At December 36, 2005 and 2006, there was substantially no long-term debt including current portion.

13. Commitments and contingent liabilities

The Company provides a service based on ‘Service level agreement’ (“the Agreement”) where the Company guarantees a certain level of services rendered to customers. The Company is required to pay penalties up to the limited amounts defined in the Agreement if the Company cannot perform the services as specified in the Agreement. The Company has booked (Yen) 626 thousand of reserves for specific liabilities as of December 31, 2006 in connection with the Agreement that we currently deem to be probable and estimable as other current liabilities.

14. Segment Information

The Company has been engaged in the ‘security software business’.

The Company discloses segment information as required by SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” based on the management information provided, on a regular basis, to its chief operating decision maker.

The information provided to the chief operating decision maker for assessing the Company’s performance includes 5 regional segments and the corporate segment. The five operating segments by region are Japan, North America, Europe, Asia Pacific and Latin America. The other operating segment is Corporate, which is comprised of research and development, marketing, customer support and administrative departments that operate and bring benefits to the Company worldwide.

Below is summarized information of our regional segments’ sales and operating income. These figures comply with the accounting policies disclosed in the notes to consolidated financial statements.

	(Thousands of yen)
	Net sales to external customers		Operating income (loss)
	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2005	For the year ended December 31, 2006
Japan	29,416,077	33,248,210	18,636,462	24,747,490
North America	15,416,991	19,295,083	10,483,801	9,971,739
Europe	18,379,304	21,150,417	10,330,980	10,026,165
Asia Pacific	7,909,753	9,148,675	2,836,044	948,651
Latin America	1,907,776	2,771,277	1,092,793	1,769,649
Corporate	—	—	(15,808,305)	(20,387,898)

Consolidated Total	73,029,901	85,613,662	27,571,775	27,075,796

Beginning in the year ending December 31, 2006, the Company reports sales information by customer type in addition to the sales information by the five regional segments to the chief operating decision maker to assess the Company’s performance. The three categories of customer type are enterprise, small and mid size business, and consumer.

Below is summarized supplemental information of sales by customer type. These figures comply with the accounting policies disclosed in the notes to consolidated financial statements.

	(Thousands of yen)
Net sales to external customers:	For the year ended December 31, 2005	For the year ended December 31, 2006
Enterprise	—	24,739,617
Small and mid size business	—	40,299,896
Consumer	—	20,574,149

Consolidated Total	—	85,613,662

Net sales to external customers for the year ended December 31, 2005 can not be separated by the customer type.

Significant customer

	(Thousands of yen)
Customer	For the year ended December 31, 2005		For the year ended December 31, 2006
	Net Sales	Ratio	Net Sales	Ratio
SOFTBANK BB	10,604,947	14.5%	11,046,421	12.9%

15. Deferred Revenue by Region

	( Thousands of yen )
	As of December 31, 2005		As of December 31, 2006
	Current	Non-current	Current	Non-current
Japan	12,429,867	1,542,109	17,558,125	2,624,830
North America	7,529,743	856,903	12,067,689	2,641,114
Europe	7,779,059	1,289,305	10,530,189	2,087,470
Asia Pacific	2,579,002	186,619	3,407,539	328,316
Latin America	1,188,644	—	1,530,161	—

Total	31,506,315	3,874,936	45,093,703	7,681,730

16. Subsequent events

None

17. Status of manufacturing and actual sales

(1) Manufacturing result

	(Thousands of Yen)
	Period
Product	For the year ended December 31, 2005	For the year ended December 31, 2006
PC client	226,606	256,915
LAN server	104,232	15,800
Internet server	359,633	466,751
All Suite products	—	—
Other products	392,499	750,518

Total	1,082,970	1,489,984

(Note)

1.	Amount is based on manufacturing cost.
2.	Consumption tax is not included in the amount above.
3.	All Suite products were manufactured as each separate products and sold as All Suite products. Therefore there is no capitalization of all Suite product for the year ended December 31, 2005 and 2006.

(2) Sales result

	(Thousands of Yen)
	Period
Product	For the year ended December 31, 2005	For the year ended December 31, 2006
PC client	19,714,453	22,417,901
LAN server	3,278,568	2,760,329
Internet server	18,373,789	19,295,750
All Suite products	24,484,969	31,721,533
Other products	3,494,862	4,603,998

Sub-total	69,346,641	80,799,511

Other service	3,683,260	4,814,151

Total	73,029,901	85,613,662

Exhibit 3

Unaudited non-consolidated financial statements for the fiscal years ended December 31, 2005 and 2006 prepared under Japanese GAAP

Non-consolidated Financial Statements

    (1) Condensed non-consolidated balance sheets

	(Thousands of yen)
	Period	FY2005 (As of December 31, 2005)			FY2006 (As of December 31, 2006)
Account	Note	Amount		Percentage	Amount		Percentage
(Assets)
I Current assets
1 Cash and bank deposits			36,425,321			42,292,620
2 Accounts receivable, trade	*2		11,158,987			13,750,099
3 Marketable securities			5,919,607			17,968,014
4 Product			83,715			94,454
5 Raw material			10,171			7,386
6 Stores			31,008			34,027
7 Intercompany short-term loan receivables			34,552			34,859
8 Prepaid expense			116,588			60,065
9 Other receivables	*2		182,357			446,172
10 Deferred tax assets			5,886,541			7,933,826
11 Others	*2		842,434			902,237
12 Allowance for bad debt			Δ56,094			Δ48,803

Total current assets			60,635,190	72.4		83,474,960	83.6
II Non-current assets
1 Tangible fixed assets
(1) Buildings		419,840			448,650
Accrued depreciation		187,198	232,642		223,100	225,550

(2) Fixtures and fittings		650,041			714,086
Accrued depreciation		414,064	235,976		479,783	234,302

Total Tangible fixed assets			468,619	0.6		459,852	0.5
2 Intangible fixed assets
(1) Software			1,032,322			1,837,648
(2) Software in progress			432,456			416,493
(3) Others			627,551			446,600

Total intangible fixed assets			2,092,330	2.5		2,700,743	2.7
3 Investments and other non-current assets
(1) Investments in securities			16,779,345			8,413,367
(2) Investments in subsidiaries and affiliates			2,152,563			2,152,563
(3) Investments in capital of affiliates			5,277			5,277
(4) Intercompany long-term loan receivables			59,231			59,758
(5) Security deposits			324,894			326,094
(6) Member ship			4,000			4,000
(7) Deferred tax assets			1,292,730			2,261,004
(8) Allowance for bad debt			Δ59,231			Δ119
(9) Allowance for loss on investments in subsidiaries and affiliates			Δ62,365			Δ60,788

Total investments and other non-current assets			20,496,446	24.5		13,161,157	13.2

Total non-current assets			23,057,396	27.6		16,321,753	16.4

Total assets			83,692,587	100.0		99,796,714	100.0

1

	Period	FY2005 (As of December 31, 2005)		FY2006 (As of December 31, 2006)
Account	Note	Amount	Percentage	Amount	Percentage
(Liabilities)
I Current liabilities
1 Accounts payable, trade	*2	150,183		167,506
2 Account payables, other	*2	5,757,523		9,367,849
3 Accrued corporate tax and others		3,574,476		7,320,978
4 Accrued consumption taxes		151,867		438,987
5 Accrued expenses		377,944		182,970
6 Advances received		48,674		2,962
7 Deposits received		76,356		45,544
8 Allowance for bonuses		—		73,972
8 Allowance for sales return		144,289		23,740
9 Warrants		298,050		—
10 Deferred revenue		12,429,867		17,558,125
11 Others		32,987		46,903

Total current liabilities		23,042,220	27.5	35,229,538	35.3
II Non-current liabilities
1 Deferred revenue		1,542,109		2,624,830
2 Allowance for retirement benefits		586,482		694,912
3 Allowance for retirement benefits for directors and corporate auditors		5,836		7,340

Total non-current liabilities		2,134,428	2.6	3,327,082	3.3

Total liabilities		25,176,648	30.1	38,556,621	38.6

(Shareholders’ equity)
I Common stock	*1,6	12,484,849	14.9	—	—
II Capital surplus
1 Capital reserve		15,087,304	18.0	—	—
III Accumulated earnings
1 Legal reserve		20,833	0.0	—	—
2 Inappropriate retained earnings at the end of the period		37,517,773	44.9	—	—
IV Valuated difference on other securities	*4	688,420	0.8	—	—
V Treasury stock	*5	Δ7,283,242	Δ8.7	—	—

Total shareholders’ equity		58,515,938	69.9	—	—

Total liabilities and shareholders’ equity		83,692,587	100.0	—	—

2

Account	Period	FY2005 (As of December 31, 2005)			FY2006 (As of December 31, 2006)
		Amount		Percentage		Amount	Percentage
				%			%
(Net assets)
I Shareholders’ equity
1. Common stock	*1.6		—	—		13,479,075	13.5
2. Capital surplus
(1) Additional paid-in capital		—			16,202,547

Total capital surplas			—	—		16,202,547	16.2
3. Accumulated earnings
(1) Legal reserve		—			20,833
(2) Accumulated profit
Retained ernings carried forward		—			44,216,948

Total retained earnings			—	—		44,237,781	44.4
4. Treasury stock	*5		—	—		Δ14,166,725	Δ14.2

Total shareholders’ equity			—	—		59,752,680	59.9
II Revaluation surplus
1. Valuated differenceon other securities			—			1,061,886

Total revaluation surplus			—	—		1,061,886	1.1
III Share Warrant			—	—		425,525	0.4

Total net assets			—	—		61,240,092	61.4

Total liabilities and net assets			—	—		99,796,714	100.0

3

(2)Condensed non-consolidated income statements

	(Thousands of yen)
	Period	FY2005 (As of December 31, 2005)			FY2006 (As of December 31, 2006)
Account	Note	Amount		Percentage	Amount		Percentage
I Total sales
1 Sales		29,416,076			33,248,209
2 Royalty	*1	18,812,881	48,228,958	100.0	20,183,444	53,431,654	100.0

II Cost of sales
1 Beginning inventory		62,536			83,715
2 Cost of development		1,082,970			1,462,599
3 Amount of goods purchased		892,925			909,732
4 Transferred from other accounts		573,202			1,571,416

Total		2,611,635			4,027,464
5 Transferred to other accounts		1,091,591			1,473,518
6 Ending inventory		83,715			94,454

Balance in hand		1,436,328			2,459,492
7 Software maintenance fee		1,676,350			3,134,503
8 Customer support cost		3,458,963	6,571,641	13.6	4,041,691	9,635,687	18.0

Gross profit			41,657,317	86.4		43,795,967	82.0
III Selling and administrative expense	*2		19,833,523	41.1		21,134,761	39.6

Operating income			21,823,793	45.3		22,661,205	42.4
IV Non-operating income
1 Interest income		19,752			8,599
2 Interest on marketable securities		208,206			386,167
3 Dividend		—			35,000
4 Exchange gain		—			310,510
5 Gain on sale of securities		460,822			520,784
6 Global system income		—			103,196
7 Investment fund		—			286,917
8 Others		16,587	705,367	1.4	4,379	1,655,555	3.1

V Non-operating expense
1 Loss on sale of securities		90,496			56,730
2 Exchange loss		6,935			—
3 Expenses of subscription rights and share warrant		5,932			—
4 Global system expense		—			133,314
5 Others		2,368	105,733	0.2	7,582	197,627	0.4

Ordinary income			22,423,428	46.5		24,119,133	45.1

4

	Period	FY2005 (As of December 31, 2005)			FY2006 (As of December 31, 2006)
Account	Note	Amount		Percentage	Amount		Percentage
VI Extraordinary gain
1 Legal settlement		—			1,766,250
2 Reversal of bad dept reserve		—			66,403
3 Reversal of investment loss reserves		—			53,785
4 Reversal of stock warrant		—	—	—	176,700	2,063,138	3.9

VII Extraordinary loss
1 Loss on disposal of fixed assets		57,485			33,357
2 Allowance for investment loss		—			52,208
3 Loss from liquidation of subsidiaries and affiliates		7,142			—
4 Loss from debt forgiveness of subsidiaries and affiliates		23,975			—
5 Expense of customer support for the trouble	*3	990,980			—
6 Loss for retroactive year	*4	—	1,079,584	2.2	3,015,805	3,101,372	5.8

Net income before tax			21,343,844	44.3		23,080,900	43.2
Corporate, inhabitant and enterprise tax		8,624,165			12,086,896
Income tax -deferred		Δ402,804	8,221,361		Δ3,271,778	8,815,118

Net income			13,122,482	27.2		14,265,781	26.7
Inappropriate retained earnings brought forward			24,460,768			—

Loss on sales treasury stock			65,477			—

Inappropriate retained earnings at the end of the period			37,517,773			—

5

(3)Stockholders’ equity statements

From January 1, 2006 to December 31, 2006

	(Thousands of yen)
	Shareholder’ equity						Revaluation surplus	Share warrant
	Common stock	Capital surplus	Accumulated earnings		Treasury stock	Total shareholder’ equity	Valuated difference on other securities
		Additional paid-in capital	Legal reserve	Accumulated profit
				Retained earnings carried forward
Balance at December 31, 2005	12,484,849	15,087,304	20,833	37,517,773	Δ7,283,242	57,827,518	688,420	—
Movement for this period
Issuance of new stock	994,226	993,893				1,988,120
Transfer from stock warrant		121,350				121,350
Dividend of surplus				Δ7,509,067		Δ7,509,067
Net income				14,265,781		14,265,781
Sales of treasury stock					234,359	234,359
Loss on sales of treasury stock				Δ57,539		Δ57,539
Purchase of treasury stock					Δ7,117,842	Δ7,117,842
Movement for this period excluding shareholders’ equity							373,466	425,525

Total movement	994,226	1,115,243	—	6,699,174	Δ6,883,482	1,925,162	373,466	425,525

Balance at December 31, 2006	13,479,075	16,202,547	20,833	44,216,948	Δ14,166,725	59,752,680	1,061,886	425,525

6

Significant accounting policies and practices for preparing annual financial statements

1. Accounting for evaluation of securities

(1)    Securities

Investments in affiliates and in subsidiaries

    Cost basis by moving average method

Available-for-sale

Available-for-sale with market value:

The securities are stated at the market value method based on the value at the end of the period (valuated differences are recognized in equity directly not to reflect to net earnings and cost of selling is determined by the moving average method).

Available-for-sale without market value:

    Cost basis by moving average method

(2)    Inventories

         Finished goods • Raw materials • Supplies

Cost basis by moving average method

2. Depreciation and amortization method for fixed assets

(1)    Property and equipment

         Declining-balance method

Building (excluding facilities and leasehold improvement) acquired after April 1, 1998 are depreciated by straight- line method.

Useful life of the main fixed assets are following :

Buildings : 3 – 28 years

Equipments : 2 – 10 years

(2) Intangibles <Software for sale> Straight -line method over the estimated useful lives (12 months)

<Software for internal use> Straight-line method over the estimated useful lives (mainly 5 years) <Other intangibles> Straight-line method over the estimated useful lives

3. Accounting for deferred assets	Stock issue costs are charged to expenses when incurred.

4. Accounting policies for provisions

(1)    Allowance for bad debt

In order to reserve future losses from default of notes and account receivable, allowance for bad debt is provided.

The amount is determined using the percentage based on actual doubtful account loss against total of debts. As for high-risk receivables, expected unrecoverable amount is considered individualy.

(2)    Allowance for loss on investments in subsidiaries and affiliates

In order to reserve future loss from investments in subsidiaries and affiliates, allowance for loss on investments in subsidiaries and affiliates is provided based on consideration of subsidiary’s financial condition and expected recoverability.

(3)    Allowance for bonuses

Bonuses for employees are provided at an estimate of the amount.

(4)    Allowance for sales return

In order to reserve future losses from sales return

subsequent to the fiscal year end, allowance for sales

return is provided based on the past experience in the sales return.

(5)    Allowance for retirement benefits

In order to reserve future losses arising from retirement of employees, allowance for retirement benefits is provided based on retirement benefit liabilities projected at the end of the period.

Actuarial gains and losses are expensed in the following accounting period.

(6)    Allowance for retirement benefits for directors and corporate auditors

Retirement benefits for directors and corporate auditors are provided at an estimate of the amount to be paid in accordance with the internal rules if all eligible directors and corporate auditors resigned their offices at the balance sheet date.

5. Policy for translation of major foreign- currency assets and liabilities into Yen	Foreign-currency financial assets and liabilities are translated into yen at the spot rate effective at the end of the period. Exchange difference is treated as a profit/loss.

7

6. Revenue recognition policy

Revenue recognition method for Post Contract Customer Support Service

Basically, the product license agreement contracted with the end-user states the article for PCS (customer support and upgrading of products and its pattern files).

The company applies the following revenue recognition method for the portion of PCS. Portion of PCS revenue is recognized separately from total revenue and is deferred as deferred revenues under current liabilities and non-current liabilities based on the contracted period.

Deferred revenue is finally recognized evenly over the contracted period.

7. Accounting policy for leased assets	Finance leases without transfer of ownership of the leased assets are accounted for in the same manner as applied for operating leases.

8. Other important matters for preparing annual financial statements

(1)    Consumption tax

Transactions subject to consumption tax are stated at the amount net of the related consumption tax.

(2)    Accounting for stock warrants granted to some officers and employees.

The Company adopts incentive plans where warrants to purchase parent company’s shares are granted to directors and certain employees after parent company issues bonds with detachable warrants and immediately repurchases all of the warants. Compensation costs are measured at repurchase costs of warrant securities at the point of grant because that is the only compensation scheme which grants warrants to directors and employees. Warrant portion of the bonds is recored as “other current liability (warrant)” upon issuance and then transferred to “additional paid-in capital” upon exercise.

In addition, the Company has adopted and the incentive plans of Stock Option (Stock acquisition rights method) for directors and certain employees of the company based on section 280-20 and 280-21 of the previous Business Law. The company does not recognize compensation expense for stock options granted until April 2006.For stock options granted after May 2006, the Company adopted “Accounting Standard for stock option” and “Application Guidance on Accounting Standard for stock option” .

8

Change in Presentation

(Accounting standards for impairment of long-lived assets)

Effective from this period, the Company adopted the accounting standards for impairment of long-lived assets, “Statement of Opinion on Establishment of Accounting Standards for Impairment of Long-lived Assets” (issued by Business Accounting Council on August 9, 2002) and “Application Guidance on Accounting Standards for Impairment of Long-lived Assets” (Accounting Standard Application Guidance No.6, which was issued on October 31, 2003). The adoption of these standards had no impact on net income for the ended December 31, 2006.

(Accounting standards for presentation of net assets in the balance sheet)

Effective from this period, the Company adopted “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standard No.5, which was issued on December 9, 2005) and “Application Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standard Application Guidance No.8, which was issued on December 9, 2005). The total amount if calculated as existing Stockholders’ equity is 60,814,567 thousands yen .

(Partial amendment of accounting standards for decrease of treasury stock and legal reserve)

Effective from this period, the Company adopted “Accounting Standard for decrease of stock option and legal reserve” (Accounting Standard No.1 which was issued on December 27, 2005) and “Application Guidance on Accounting Standard for decrease of stock option and legal reserve” (Accounting Standard Application Guidance No.2 which was issued on December 27, 2005). The adoption of these standards had no impact on net income for the ended December 31, 2006.

(Accounting standards for stock option)

Effective from this period, the Company adopted “Accounting Standard for stock option” (Accounting Standard No.8 which was issued on December 27, 2005) and “Application Guidance on Accounting Standard for stock option” (Accounting Standard Application Guidance No.11 which was issued on December 27, 2005). As a result, 8,147 thousands of yen and 417,378 thousands of yen of stock compensations were recorded in “cost of sales” and “selling and administrative expense”, respectively, and operating income ordinary, income and net income before tax decreased by 425,525 thousands of yen, respectively.

(Change in presentation of foreign investment fund in foreign currency)

The company changed its internal investment and deposit policy that foreign investment fund in foreign currency which has high credit and liquidity like a bank deposit should be equivalent to a bond will be matured within one year. Accordingly, the company also changed its balance sheet disclosure of such investment fund from “Investments in securities” in “Non-current assets” to “Marketable securities” in “Current assets”. The amount of such investment fund presented in “Marketable securities” at the end of the current fiscal year is 14,682,679 thousands yen.

Change in Presentation

(Balance sheet)

The company changed its balance sheet disclosure of allowance of bonuses from “Accrued expenses “ to “Allowance for bonuses” in “Current liabilities” component. The amounts of allowance of bonuses for the previous annual period are 80,360 thousands yen, respectively, which are presented as “Accrued expenses” in “Current liabilities” component.

(Income statement)

Previously,”Expenses of subscription rights and share warrant”were separately disclosed in income statement. “Expenses of subscription rights and share warrants”are included into “Others in Non-operating Expenses” from the current year. The amounts were 6,371 thousands of yen for the year ended December 31, 2006.

9

Notes

(Non-consolidated balance sheets)

(Thousands of yen)
FY2005 (As of December 31, 2005)		FY2006 (As of December 31, 2006)
*1 Number of shares authorized		*1 Number of shares authorized
Common stock: 250,000,000 shares		Common stock: 250,000,000 shares
Number of shares issued Common stock: 136,603,725 shares		Number of shares issued Common stock: 137,344,504 shares

*2 Notes to intercompany balances which are not disclosed separately are as follows. (1) Receivables		*2 Notes to intercompany balances which are not disclosed separately are as follows. (3) Receivables
Accounts receivables, trade Other receivables Other current assets	3,972,893 173,268 11,013	Accounts receivables, trade Other receivables Other current assets	6,643,201 439,452 13,078

Total	4,157,176	Total	7,095,731

(2) Payables		(4) Payables
Accounts payables, trade Other payables	34,707 3,644,826	Accounts payables, trade Other payables	112,467 7,142,706

Total	3,679,534	Total	7,255,173

3 Treasury bonds

In order to grant or transfer warrants to the directors and certain employees of the Company and affiliated companies, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Business Law, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. The purpose of the repurchase is to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially.

Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows.

_____________________

(Thousands of yen)
Current liability
Bonds Treasury bonds	4,000,000 (4,000,000)

—

*4 The amount of increase of net assets based on Section 124-3 of the enforcement regulation of the Commercial Code.	688,420

*5 Number of treasury stocks				*5 Number of treasury stocks
Common stock: 2,513,231 shares				Common stock: 4,509,612 shares

*6 Description of increases in the number of shares issued				*6 Description of increases in the number of shares issued

Type of issuance of shares	Number of shares issued	Issue price per share	Increase in common stock	Type of issuance of shares	Number of shares issued	Issue price per share	Increase in common stock
Exercise of stock warrant detached from bonds and subscription warrant	847,853	—	1,057,872	Exercise of stock warrant detached from bonds and subscription warrant	740,779	—	994,226

10

(Non-consolidated income statement)

(Thousands of yen)
FY2005 ( From January 1, 2005 To December 31, 2005 )		FY2006 ( From January 1, 2006 To December 31, 2006 )

*1 Intercompany sales included in net sales	18,812,881	*1 Intercompany sales included in net sales	20,201,137

*2 Major components of selling, general and administrative expenses are as follows.		*2 Major components of selling, general and administrative expenses are as follows.
Advertising and sales promotion cost Salaries and bonuses Retirement benefit cost Depreciation expense Outside service fee Research and development costs Intercompany charge Allowance for bad debt	5,699,622 2,285,414 115,768 96,347 1,315,869 4,361,290 3,059,994 83,043	Advertising and sales promotion cost Salaries and bonuses Retirement benefit cost Depreciation expense Outside service fee Research and development costs Intercompany charge	4,976,861 2,897,814 179,738 95,958 1,515,034 4,251,865 3,576,736

* The sales promotion cost and the advertising were added up at this year.		_____________________

*3 Expense of customer support for the trouble

Trouble was found in the virus pattern file distributed on April 23, 2005 and damage occurred in our user. Therefore, our company executes the solution of restoration and the problem and the relapse prevention measures etc. of damage to the user, and is summing up cost related to a counter measure concerned as an extraordinary loss.

_____________________

*4 Loss for retroactive year

The price of our products include a potion of compensation for customer support, and that portion should be recognized evenly over the support period. However, these were cases that the support portion was recognized over unappropriate period, and the support portion was caliculated unappropriately. Then, 3,015,805 thousands of yen of the extraordinary loss is booked as prior period sales adjustment.

11

(Stockholders’ equity statements)

From January 1, 2006 to December 31, 2006

1.	Numbers of shares issued at the end of period. 137,344,504 shares

2.	Class of treasury stock and number of shares.

Class of treasury stock	As of Dec 31, 2005	Increase	Decrease	As of Dec 31, 2006
Common stock	2,513,231	2,074,881	78,500	4,509,612

The increase by 74,881 shares is due to the purchase of shares less than one unit, and 2,000,000shares is due to the purchase in market, and the decrease by 78,500 shares is due to the disposition of treasury stock upon the exercise of stock acquisition right.

3.	Dividend of surplus (During this period)

Resolution	Total dividends (millions of yen)	Cash dividends per share (yen)	Record date	Effective date
Shareholders’ meeting on Mar 28, 2006	7,509	56.00	Dec 31,2005	Mar 29,2006

4.	Dividend of surplus (After this period)

Resolution	Total dividends (millions of yen)	Cash dividends per share (yen)	Record date	Effective date
Shareholders’ meeting on Mar 27, 2007	11,158	84.00	Dec 31,2006	Mar 28,2007

5.	Stock acquisition right

Detail	Class of shares subject to stock acquisition right	Number of shares subject to the exercise of stock acquisition right				Amount outstanding (Thousands yen)
		As of Dec 31, 2005	Increase	Decrease	As of Dec 31, 2006
Stock option	Common stock	12,910,000	2,904,000	1,211,000	14,603,000	425,525

(Lease Transactions)

The description is omitted because it is disclosed on EDINET.

(Marketable Securities)

FY2006 (as of December 31, 2006)

None of investments in subsidiaries and affiliates have fair value.

FY2005 (as of December 31, 2005)

None of investments in subsidiaries and affiliates have fair value.

12

Per Share Data

	FY2005	FY2006
	( From January 1, 2005 To December 31, 2005 )	( From January 1, 2006 To December 31 2006 )
Net asset per share	436.39	457.82
Net income per share – Basic	98.30	106.48
Net income per share – Diluted	96.88	105.75
* Basis of calculation for net income per share and diluted net income per share as follows

	FY2005	FY2006
	( From January 1, 2005 To December 31, 2005 )	( From January 1, 2006 To December 31 2006 )
Net income per share
Net income (Thousands of Yen)	13,122,482	14,265,781
Earnings not allocated to common stock (Thousands of Yen)	—	—
Net income for common stock (Thousands of Yen)	13,122,482	14,265,781
Numbers of weighted average shares outstanding	133,498,438	133,977,907
Net income per share - Diluted Increased common stock Details of shares not included in the computation of Diluted earning per share (Since it did not have dilutive effect)	1,957,774	920,666
		2,497,000 stocks which were based on stock acquisition rights and approved at shareholder’s meeting on March 25, 2004 and regulated by previous commercial law 280-20 and 280-21 were issued on April 28, 2004. 1,768,500 stocks which were based on stock acquisition rights and approved at shareholder’s meeting on March 25, 2004 and regulated by previous commercial law 280-20 and 280-21 were issued on October 28, 2004

13

(Accounting for deferred tax)

(Thousands of yen)
FY 2005 From January 1, 2005 to December 31, 2005		FY 2006 From January 1, 2006 to December 31, 2006

1.Major items causing deferred tax assets and liabilities		1.Major items causing deferred tax assets and liabilities

(Deferred tax assets)		(Deferred tax assets)
 Current assets		 Current assets
Deferred Revenue (Current)	5,057,712	Deferred Revenue (Current)	7,144,401
Accrued enterprise taxes	262,613	Accrued enterprise taxes	597,320
Allowance for sales return	58,711	Allowance for sales return	9,659
Uncertainty accrued expenses	400,073	Uncertainty accrued expenses	411,854
Others	166,107	Others	413,606
Valuation allowance	(5,126)	Valuation allowance	—
Offset with deferred tax liability (Current)	(53,550)	Offset with deferred tax liability (Current)	(643,015)

Total	5,886,541	Total	7,933,826

‚ Non-current assets		‚ Non-current assets
Deferred revenue (Non-current)	627,484	Deferred revenue (Non-current)	1,068,043
Amortization of intangibles	559,632	Amortization of intangibles	713,143
Loss on evaluation for investments in securities	231,262	Loss on evaluation for investments in securities	231,146
Pension and severance costs	235,986	Pension and severance costs	282,759
Others	57,108	Others	51,409
Offset with deferred tax liability (Non-current)	(418,744)	Offset with deferred tax liability (Non-current)	(85,498)

Total	1,292,730	Total	2,261,004

Deferred tax assets total	7,179,271	Deferred tax assets total	10,194,830

(Deferred tax liability)		(Deferred tax liability)
 Current liability		 Current liability
Valuated difference on other securities	(53,550)	Valuated difference on other securities	(643,015)
Offset with deferred tax assets (Current)	53,550	Offset with deferred tax assets (Current)	643,015

Total	—	Total	—

‚ Non-current liability		‚ Non-current liability
Valuated difference on other securities	(418,744)	Valuated difference on other securities	(85,498)
Offset with deferred tax assets (Non-current)	418,744	Offset with deferred tax assets (Non-current)	85,498

Total	—	Total	—

Deferred tax liability total	—	Deferred tax liability total	—

Total : Net deferred tax assets	7,179,271	Total : Net deferred tax assets	10,194,830

2. Major items causing differences between statutory rate and effective rate after tax effect accounting.		2. Major items causing differences between statutory rate and effective rate after tax effect accounting.
Statutory tax rate	40.69%	Statutory tax rate	40.69%
(Adjustment)		(Adjustment)
Permanent deference	0.58%	Permanent deference	0.21%
R&D tax credit & IT investment credit	(2.28)%	R&D tax credit & IT investment credit	(2.43)%
Others	(0.47)%	Others	(0.28)%

Effective tax rate after tax effect accounting	38.52%	Effective tax rate after tax effect accounting	38.19%

14

(Significant subsequent events)

None

(Change of Directors)

None

15